OMB APPROVAL
                                                    OMB Number:  3235-0145
                                                    Expires: November 30, 1999
                                                    Estimated average burden
                                                    hours per form . . .14.90

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington,               Expires